# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Boxlight Corp, CIK 0001624512
CUSIP: 103197307
Title of class of securities: Class A Common Stock; par value $0.0001 per share
Address of issuer's principal executive offices: 2750 PREMIERE PARKWAY,, 2750 PREMIERE PARKWAY,, DULUTH, Georgia (GA), 30097
Date of event which requires filing of this statement: 09/22/2025
Amends the filing with accession number 0002073826-25-000001
Filed by CIK 0002073826
Persons authorized to receive notices and communications: Gorr Sahakian, 4000 Route 66, Tinton Falls, New Jersey (NJ), 07753, 7329226100

## Reporting persons
- HIC 2, LLC (CIK 0002073826): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 115,000; sole dispositive power 115,000; aggregate amount beneficially owned 115,000 (4.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock; par value $0.0001 per share
Name of issuer: Boxlight Corp
Address of issuer's principal executive offices: 2750 PREMIERE PARKWAY,, 2750 PREMIERE PARKWAY,, DULUTH, Georgia (GA), 30097

## Item 2. Identity and Background
Name of person filing: HIC 2, LLC
Residence or business address: 4000 Route 66, Tinton Falls, New Jersey 07753
Present principal occupation or employment: HIC 2, LLC - 4000 Route 66, Tinton Falls, New Jersey 07753
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funded entirely with personal capital

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting person previously acquired shares of the Issuer's common stock and warrants for investment purposes and, as disclosed in the prior Schedule 13D, with the intent to engage in discussions with the Issuer's management and board regarding potential enhancements to corporate governance, including the nomination of additional director candidates for consideration by shareholders. The reporting person has determined to divest its entire position in the Issuer's securities. To that end, the Reporting person has sold or intends to sell all shares of the Issuer's common stock currently held, as reported in Item 5, and plans to exercise all remaining warrants to acquire additional shares of the Issuer's common stock, which will also be sold promptly following exercise. These transactions are being undertaken in the ordinary course of the Reporting person's investment activities to reallocate capital to other opportunities. Except as set forth above, the Reporting person does not have any current intention, plan or proposal with respect to the Issuer or its securities that relates to or would result in any of the matters specified in Items 4a through j of schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 115,000 Class A common stock and certain warrants that are exercisable into Class A common stock
Number of shares as to which each person has sole or shared power to vote or dispose: 115,000 sole voting and sole dispositive power
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 9/22/2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- HIC 2, LLC: Gorr Sahakian, Gorr Sahakian, Vice President (09/24/2025)